Agree Realty Corporation
31850 Northwestern Highway
Farmington Hills, Michigan 48334
November 15, 2007
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Agree Realty Corporation Form 10-K for the year ended December 31, 2006 Filed March 14, 2007 File Nos. 001-12928
Ladies and Gentlemen:
     This letter is in response to the Staff’s comment letter dated November 5, 2007 (the “Letter”) to Kenneth R. Howe, Vice President and Chief Financial Officer of Agree Realty Corporation (the “Company”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2006. In response to the Staff’s comment, please be advised as follows:
Form 10-K for the year ended December 31, 2006
Certifications
1.	We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K. Some of the discrepancies include replacing the word “report” with “annual report”, omission of introductory language referring to internal control over financial reporting in paragraph 4, and inclusion of additional information in paragraph 6. Please amend your annual report to file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K. Please note that your circumstances require a full amendment to be filed.
Response:
     We will fully amend our Annual Report on Form 10-K for the year ended December 31, 2006 and file therewith the certifications in the exact form set forth in Item 601(B)(31)(i) of Regulation S-K. Further, we will include the certifications in the exact form set forth in Item 601(B)(31)(i) of Regulation S-K in future filings.

Securities and Exchange Commission
November 15, 2007

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further questions or comments, please call the undersigned at (248) 737-4190 (x226).

Very truly yours,
/s/ Kenneth R. Howe
Kenneth R. Howe
Vice President and Chief Financial Officer

cc: Michael S. Ben, Esq.